Exhibit 99.1

PONY AI Inc. Announces Unaudited First Quarter 2025 Financial Results

New York, May 20, 2025 — Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Dr. James Peng, Co-founder and Chief Executive Officer of Pony.ai, commented, “2025 is the year of scaling up for Pony.ai and we embraced it with strong growth momentum. Our robust total revenues in the first quarter were fueled by a 200% year-over-year rise in Robotaxi services, with fare-charging revenues achieving approximately 800% growth rate. As we accelerate production and drive cost efficiency through technological advancement, the unveiling of seventh-generation autonomous driving system (“Gen 7”) enables us to reduce bill-of-materials (“BOM”) costs by 70% compared to its predecessor, strongly bolstering our confidence to expand the fleet to 1,000 vehicles by year-end. Along with the ongoing efforts to forge alliance with strategic partners, we are laying a clear path toward large-scale commercialization.”

Dr. Tiancheng Lou, Co-founder and Chief Technology Officer of Pony.ai, commented, “The advancements we have achieved in our proprietary PonyWorld, AI capabilities, and system integration and optimization have led to significant breakthroughs in safety and enabled operations under complex scenarios. Our Gen 7 Robotaxis are the world’s first to achieve full-scenario L4 autonomous driving on automotive-grade chips — a milestone that extends product lifecycle and optimizes hardware cost efficiency. Meanwhile, the high efficiency of our remote assistant, which operates without the need for vehicle control, has resulted in significantly lower operating costs. As we continue to advance our software and hardware technology, we are confident in our ability to accelerate and scale mass production and deployment in 2025.”

Dr. Leo Wang, Chief Financial Officer of Pony.ai, commented, “Our first quarter performance in 2025 underscores the successful execution of our go-to-market strategy. Total revenues grew by a robust 12% year-over-year, driven by the strong momentum in Robotaxi services. As we scale up investments for Gen 7 Robotaxi mass production to accelerate our growth in this pivotal year, we will maintain our disciplined investment approach to foster a long-term and sustainable business model.”

Scaling Robotaxi Production and Fleet Deployment

•	Unveiling of mass-production-ready Gen 7 Robotaxi lineup. We unveiled the Gen 7 autonomous driving system alongside the mass-production-ready Robotaxi lineup in partnership with Toyota, BAIC and GAC at the Shanghai International Automobile Industry Exhibition. 1) This next-generation system was designed to enhance passenger safety and reliability, featuring a 100% automotive-grade autonomous driving kit, a 70% reduction in BOM costs compared to its predecessor, and an integrated modular architecture. 2) The Gen 7 marks a milestone toward mass production, which is expected to begin from mid-2025.

•	Technological advancements to enhance safety and drive cost efficiency. 1) Our proprietary AI-powered world foundation model, PonyWorld, creates a high-fidelity training environment and evaluation system, generating over 10 billion kilometers of testing data weekly. 2) Leveraging our AI capabilities, and system integration and optimization, we are proven to drive passengers under complex and challenging scenarios, and effectively optimize cost efficiency across our operations. 3) All these resulted in improving remote assistant efficiency, lowering commercial insurance premiums, and reducing hardware costs – including computing platforms, LiDARs, and other hardware.

•	Extending operations and regulatory approvals. 1) Extended our total commercialized footprint to over 2,000 square kilometers across Beijing, Guangzhou, Shenzhen and Shanghai, nearly 20 times larger than the city area of San Francisco, United States. The coverage now includes key transportation hubs such as central business districts, airports, and high-speed rail stations. 2) Secured China’s first fully driverless commercial Robotaxi license in Shenzhen’s Nanshan District in late March.

•	Expanding user base and growing ecosystem. 1) Our registered user numbers increased by more than 20% sequentially in the first quarter. 2) Entered into a strategic partnership with Tencent’s Weixin “Mobility Services” platform – including Tencent Maps and its advanced cloud computing, AI, and big data infrastructure – further expanding our reach to China’s billions of user base.

Global Expansion on the Road

•	Strategic collaboration with local partners. 1) We have forged strategic alliances with Uber to enable users to access our Robotaxi services on the Uber platform. The partnership is expected to first launch in a key market in the Middle East later this year, with a goal of scaling deployments to additional international markets in the future. 2) We are also collaborating with ComfortDelGro, one of the largest land transport companies headquartered in Singapore, on a joint Robotaxi pilot program.

•	Ongoing positive regulatory and testing progress. We secured a L4 Robotaxi testing permit from Luxembourg’s Ministry of Mobility and began road testing in Seoul's Gangnam district, South Korea, during the first quarter.

Unaudited First Quarter 2025 Financial Results

	Three Months Ended
	March 31, 2024	March 31, 2025
Revenues:
Robotaxi services	576	1,730
Robotruck services	7,467	7,780
Licensing and applications	4,478	4,469
Total revenues	12,521	13,979

•	Total revenues were US$14.0 million (RMB101.6 million)[1] in the first quarter of 2025, representing an increase of 11.6% from US$12.5 million in the first quarter of 2024. The increase was mainly driven by rapid growth in Robotaxi services revenues.

•	Robotaxi services revenues were US$1.7 million (RMB12.3 million) in the first quarter of 2025, representing an increase of 200.3% from US$0.6 million in the first quarter of 2024. The increase was driven by both fare-charging and project-based engineering solution services revenues, with fare-charging revenue achieving faster growth rate — increasing by approximately 800%. The strong growth rate was primarily attributable to the expansion of its public-facing fare-charging operations in Tier-one cities in China and refined operational strategies for diverse user groups.

•	Robotruck services revenues were US$7.8 million (RMB56.6 million) in the first quarter of 2025, representing an increase of 4.2% from US$7.5 million in the first quarter of 2024. The increase was mainly due to contributions from new clients.

•	Licensing and applications revenues were US$4.5 million (RMB32.7 million) in the first quarter of 2025, remaining largely flat compared to US$4.5 million in the first quarter of 2024. However, orders and delivery for autonomous domain controllers ("ADC") increased, primarily driven by new robot delivery clients.

Cost of Revenues

•	Total cost of revenues was US$11.7 million (RMB84.9 million) in the first quarter of 2025, representing an increase of 17.9% from US$9.9 million in the first quarter of 2024, in-line with revenue trends.

Gross Profit and Gross Margin

•	Gross profit was US$2.3 million (RMB16.7 million) in the first quarter of 2025, compared to US$2.6 million in the first quarter of 2024.

•	Gross margin was 16.6% in the first quarter of 2025, compared to 21.0% in the first quarter of 2024. The decrease was mainly due to changes in the revenue mix with increased ADC sales for new robot delivery clients in the first quarter. We continue to actively work on initiatives to reduce gross margin variability.

Operating Expenses

Operating expenses were US$58.4 million (RMB423.8 million) in the first quarter of 2025, representing an increase of 56.3% from US$37.3 million in the first quarter of 2024. Non-GAAP2 operating expenses were US$49.3 million (RMB357.8 million) in the first quarter of 2025, representing an increase of 35.0% from US$36.5 million in the first quarter of 2024. The increase in operating expenses was primarily due to investments in mass production for Gen 7 and one-time expenses associated with share awards vested upon IPO and settled in the first quarter of 2025. Additionally, we increased employee compensation and benefits in the first quarter to strengthen our R&D capacity for concurrently developing 3 Gen 7 vehicle models.

•	Research and development expenses were US$47.5 million (RMB344.7 million) in the first quarter of 2025, representing an increase of 59.8% from US$29.7 million in the first quarter of 2024. Non-GAAP research and development expenses were US$40.6 million (RMB294.6 million), representing an increase of 38.1% from US$29.4 million in the first quarter of 2024. The increase was mainly due to i) investments in mass production for the Gen 7 vehicles; ii) one-time expenses associated with share awards vested upon IPO and settled in the first quarter of 2025; and iii) increased employee compensation and benefits to strengthen technological capabilities.

•	Selling, general and administrative expenses were US$10.9 million (RMB79.1 million) in the first quarter of 2025, representing an increase of 42.6% from US$7.6 million in the first quarter of 2024. Non-GAAP selling, general and administrative expenses were US$8.8 million (RMB63.9 million), representing an increase of 22.3% from US$7.2 million in the first quarter of 2024. The increase was mainly due to i) one-time expenses associated with share awards vested upon IPO and settled in the first quarter of 2025 and compliance expenditure and ii) increased employee compensation and benefits.

Loss from Operations

•	Loss from operations was US$56.0 million (RMB406.4 million) in the first quarter of 2025, compared to US$34.7 million in the first quarter of 2024. Non-GAAP loss from operations was US$47.0 million (RMB341.1 million), compared to US$33.9 million in the first quarter of 2024. The increase also reflected i) investments in mass production for the Gen 7 vehicles; ii) one-time expenses associated with share awards vested upon IPO and settled in the first quarter of 2025; and iii) increased employee compensation and benefits to strengthen technological capabilities.

Net Loss

•	Net loss was US$37.4 million (RMB271.4 million) in the first quarter of 2025, compared to US$20.8 million in the first quarter of 2024. Non-GAAP net loss was US$28.4 million (RMB206.1 million) in the first quarter of 2025, compared to US$25.7 million in the first quarter of 2024. The increase also reflected i) investments in mass production for the Gen 7 vehicles; ii) one-time expenses associated with share awards vested upon IPO and settled in the first quarter of 2025; and iii) increased employee compensation and benefits to strengthen technological capabilities. It was partially offset by the gains in investment income.

Basic and Diluted Loss per ordinary share

•	Basic and diluted net loss per ordinary share was both US$0.12 (RMB0.87) in the first quarter of 2025, compared to US$0.23 in the first quarter of 2024. Non-GAAP basic and diluted net loss per ordinary share was both US$0.10 (RMB0.73) in the first quarter of 2025, compared to US$0.28 in the first quarter of 2024. Each ADS represents one Class A ordinary share.

Balance Sheet and Cash Flow

•	Cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management were US$738.5 million (RMB5,359.1 million) as of March 31, 2025, compared to US$825.1 million as of December 31, 2024. The decrease in the balance of such items was mainly driven by our R&D efforts and supply chain preparation to scale Gen 7 vehicle production and one-time cash payments associated with employee expenses.

•	The net cash used in investing activities was US$93.3 million (RMB677.1 million) in the first quarter of 2025, compared to US$54.3 million provided by investing activities in the first quarter of 2024. This was attributable primarily to purchases of investments in marketable debt securities and long-term investment, which was incorporated into the short-term investments and long-term debt instruments for wealth management.

1 Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this earnings release are made at RMB 7.2567 to US1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. For the avoidance of doubt, our reporting currency and functional currency is the U.S. dollar.

2 Non-GAAP financial measures exclude share-based compensation expenses and changes in fair value of warrants liability, and such adjustment has no impact on income tax. For further details, see the “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

Pony.ai will hold a conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 20, 2025 (8:00 PM Beijing/Hong Kong Time on the same day) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive a confirmation email containing dial-in numbers, passcode, and a unique access PIN.

Participant Online Registration: https://dpregister.com/sreg/10199232/ff02e07c40

A replay of the conference call will be accessible through May 27, 2025, by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	1232599

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.pony.ai.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to Pony AI Inc., non-GAAP basic and diluted net loss per ordinary share, and non-GAAP free cash flows, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of warrants liability, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

Christensen Advisory

Email: pony@christensencomms.com

Pony AI Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in USD thousands)

	As of	As of
	December 31, 2024	March 31, 2025
Assets
Current assets:
Cash and cash equivalents	535,976	379,183
Restricted cash, current	21	20
Short-term investments	209,035	250,765
Accounts receivable, net	28,555	21,687
Amounts due from related parties, current	8,322	8,524
Prepaid expenses and other current assets	52,713	56,048
Total current assets	834,622	716,227
Non-current assets:
Restricted cash, non-current	175	175
Property, equipment and software, net	17,241	19,918
Operating lease right-of-use assets	13,342	12,090
Long-term investments	130,799	154,172
Prepayment for long-term investments	52,823	52,862
Other non-current assets	1,819	16,892
Total non-current assets	216,199	256,109
Total assets	1,050,821	972,336
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other current liabilities	66,548	40,866
Operating lease liabilities, current	3,438	3,618
Amounts due to related parties, current	900	668
Total current liabilities	70,886	45,152
Operating lease liabilities, non-current	9,835	8,482
Other non-current liabilities	1,389	1,356
Total liabilities	82,110	54,990
Total Pony AI Inc. shareholders’ equity	951,122	899,875
Non-controlling interests	17,589	17,471
Total shareholders’ equity	968,711	917,346
Total liabilities and shareholders’ equity	1,050,821	972,336

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended
	March 31, 2024	March 31, 2025
Revenues	12,521	13,979
Cost of revenues	(9,894)	(11,663)
Gross profit	2,627	2,316
Operating expenses:
Research and development expenses	(29,714)	(47,486)
Selling, general and administrative expenses	(7,623)	(10,873)
Total operating expenses	(37,337)	(58,359)
Loss from operations	(34,710)	(56,043)
Investment income	6,177	22,174
Changes in fair value of warrants liability	5,617	-
Other income (expenses), net	2,087	(3,508)
Loss before income tax	(20,829)	(37,377)
Income tax expenses	-	-
Net loss	(20,829)	(37,377)
Net (loss) income attributable to non-controlling interests	(231)	5,611
Net loss attributable to Pony AI Inc.	(20,598)	(42,988)
Foreign currency translation adjustments	(305)	104
Unrealized gain (loss) on available-for-sale investments	51	(13,724)
Total other comprehensive loss	(254)	(13,620)
Total comprehensive loss	(21,083)	(50,997)
Less: Comprehensive loss attributable to non-controlling interests	(261)	(118)
Total comprehensive loss attributable to Pony AI Inc.	(20,822)	(50,879)
Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted	91,427,302	351,651,363
Net loss per ordinary share, basic and diluted	(0.23)	(0.12)

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in USD thousands)

	Three Months Ended
	March 31, 2024	March 31, 2025
Net cash used in operating activities	(41,076)	(54,159)
Net cash provided by/(used in) investing activities	54,344	(93,271)
Net cash used in by financing activities	(353)	(9,486)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,972)	122
Net change in cash, cash equivalents and restricted cash	7,943	(156,794)
Cash, cash equivalents and restricted cash at beginning of period	426,205	536,172
Cash, cash equivalents and restricted cash at end of period	434,148	379,378

Pony AI Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended
	March 31, 2024	March 31, 2025
Research and development expenses	(29,714)	(47,486)
Share-based compensation expenses	332	6,904
Non-GAAP research and development expenses	(29,382)	(40,582)

Selling, general and administrative expenses	(7,623)	(10,873)
Share-based compensation expenses	457	2,108
Non-GAAP selling, general and administrative expenses	(7,166)	(8,765)

Operating expenses	(37,337)	(58,359)
Share-based compensation expenses	789	9,012
Non-GAAP operating expenses	(36,548)	(49,347)

Loss from operations	(34,710)	(56,043)
Share-based compensation expenses	789	9,012
Non-GAAP loss from operations	(33,921)	(47,031)

Net loss	(20,829)	(37,377)
Share-based compensation expenses	789	9,012
Changes in fair value of warrants liability	(5,617)	-
Non-GAAP net loss	(25,657)	(28,365)

Net loss attributable to Pony AI Inc.	(20,598)	(42,988)
Share-based compensation expenses	789	9,012
Changes in fair value of warrants liability	(5,617)	-
Non-GAAP net loss attributable to Pony AI Inc.	(25,426)	(33,976)

Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted	91,427,302	351,651,363
Non-GAAP net loss per ordinary share, basic and diluted	(0.28)	(0.10)

Pony AI Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended
	March 31, 2024	March 31, 2025
Net cash used in operating activities	(41,076)	(54,159)
Capital expenditures	(170)	(4,888)
Free cash flows[3] (Non-GAAP)	(41,246)	(59,047)

3 Free Cash Flows is a non-GAAP measure, commonly defined as cash flows from operating activities as presented in the statement of cash flows, less capital expenditures. However, in the context of the Company, where operating cash flow is a cash out (i.e., a cash outflow), Free Cash Flows represent the total of operating cash outflows plus capital expenditures. This metric reflects the Company's important cash outflows, as it combines the funds required to maintain operations and invest in growth.